Talcott Resolution Life Insurance Company:
Talcott Resolution Life Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus
Director M Outlook

Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series IV
Leaders Foundation

Talcott Resolution Life and Annuity Insurance Company:
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus

Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Leaders Edge Series IV
Leader Foundation

Supplement dated December 12, 2024 to your Product Notice dated April 29, 2024
This supplement outlines changes related to Appendix A - Funds Available Under the Contract.
You should read this supplement in conjunction with the Product Notice and retain it for future reference.
The contracts were previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series IV of Leaders, Leaders Access, Leaders Plus, and Leaders Outlook, Series I of Leaders Platinum, Leaders Platinum Outlook, and Leaders Select Plus, Series III of Leaders/Chase, Series II of Huntington Leaders, Leaders Select, and Leaders Select Outlook, Series IV of Huntington Leaders Outlook, Leaders Ultra, Leaders Foundation Edge Series I, Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Plus.

Effective on or about April 30, 2025, the “Invesco V.I. Capital Appreciation Fund” will be renamed “Invesco V.I. Discovery Large Cap Fund.”

HV-8151